Jefferies LLC

520 Madison Avenue

New York, New York 10022

SVB Leerink LLC

255 California Street, 12th Floor

San Francisco, California 94111

Piper Sandler & Co.

800 Nicollet Mall

Minneapolis, Minnesota 55402

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

March 16, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento Eric Atallah Vanessa Robertson Tim Buchmiller

Re:	Connect Biopharma Holdings Limited (the “Company”)
Registration Statement on Form F-1 (File No. 333-253631)
Registration Statement on Form 8-A (File No. 001-40212)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 P.M., Eastern Time on March 18, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between March 12, 2021 and the date hereof, approximately 1,050 copies of the preliminary prospectus of the Company dated March 12, 2021 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

JEFFERIES LLC
SVB LEERINK LLC
PIPER SANDLER & CO.
CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED
Acting on behalf of themselves and the several underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director
Joint US Head of Biopharmaceuticals

SVB LEERINK LLC

By:	/s/ Stuart Nayman
	Name:	Stuart Nayman
	Title:	Managing Director, Senior Legal Counsel

PIPER SANDLER & CO.

By:	/s/ Chad Huber
	Name:	Chad Huber
	Title:	Managing Director

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Qi
	Name:	Shi Qi
	Title:	Managing Director

[Signature Page to Acceleration Request]